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SECURI 14045675 ISSION

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FEB 27 2014
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SEC FILE NUMBER
8- 34927

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 S. Sangamon, Suite 5-B
(No. and Street)

Chicago (City) Illinois (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc B. Horin (312) 421 - 6262
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/14/14

OATH OR AFFIRMATION

I, Marc B. Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Official Seal
Audrey M Van Arkel
Notary Public State of Illinois
My Commission Expires 04/10/2017

Marc B. Horin
Signature

President
Title

Audrey M. Van Arkel
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonewall Investments, Inc.

Balance Sheet

December 31, 2013

Kehlenbrink Lawrence & Pauckner

Certified Public Accountants

Stonewall Investments, Inc.

Balance Sheet

December 31, 2013

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stonewall Investments, Inc.

Independent Auditors' Report

We have audited the accompanying balance sheet of Stonewall Investments, Inc. as of December 31, 2013, and the related notes that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Stonewall Investments, Inc. as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Katz, Sapper & Miller

Indianapolis, Indiana
February 24, 2014

Accrual Basis

Stonewall Investments, Inc.
Balance Sheet
As of December 31, 2013

	Dec 31, 13
ASSETS	
Current Assets	
Checking/Savings	
Evergreen - $ mkt - 4428072	199,741.63
SBT - 7034004768	5,378.97
Stonewall - Dino	18,038.11
Total Checking/Savings	223,158.71
Other Current Assets	
Investment - Stock	11,940.00
Total Other Current Assets	11,940.00
Total Current Assets	235,098.71
Other Assets	
Prepaid	566.66
Prepaid - FINRA	1,212.35
Prepaid - FINRA renewal	195.00
Prepaid SIPC	118.00
Total Other Assets	2,092.01
TOTAL ASSETS	**237,190.72**
LIABILITIES & EQUITY	
Equity	
Common	1,000.00
Retained Earnings	233,712.74
Net Income	2,477.98
Total Equity	237,190.72
TOTAL LIABILITIES & EQUITY	**237,190.72**

The accompanying notes are an integral part of these financial statements.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2013

Note 1 - Significant Accounting Policies

Description of Business
Stonewall Investments, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in providing brokerage services for individual and business investors. The Company also engages in consulting and referral services.

Security Trades
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues in the form of commissions are recognized based on the trade date of each customer transaction. Revenues earned but not received are recorded as a receivable.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2013 and 2012. Income taxes paid were $-0- and $111 for 2013 and 2013, respectively.

Income Taxes
The shareholder has elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to him. Accordingly, no federal income taxes are reflected in these financial statements. State income taxes are insignificant; therefore, no accrual has been made in these financial statements.

Note 2 – Cash and Cash Equivalents

The Company maintains cash balances in money market funds. As of December 31, 2013, these balances were fully insured against loss.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2013

Note 3 –Securities Owned

Securities owned consist of equity securities that are carried at quoted market value. The resulting changes in market value are included in income under the heading Firm Investments.

Note 4 – Common Stock

1,000 shares of no par common stock have been authorized. As of December 31, 2013 and 2012, 1,000 shares were issued and outstanding.

Note 5 – Related Party Transactions

The owner of the Company also owns National Compliance Consultants (NCC). NCC provides office space, utilities, and supplies to the Company with no expectation of future repayment.

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2013, the Company had net capital of $ $232,947, which was $227,947 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.00%.

Note 7 - Control Requirements

There are no amounts, as of December 31, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 8 - Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2013 unaudited Focus report and this report.